April 26, 2013
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Mr. Rufus Decker

RE:	Beazer Homes USA, Inc.
Form 10-K for the Year Ended September 30, 2012
Filed November 13, 2012
File No. 1-12822

Dear Mr. Decker:

This letter is being submitted by Beazer Homes USA, Inc. (the “Company”) in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter dated April 1, 2013 (the “Comment Letter”) with respect to the above-referenced Form 10-K filed by the Company.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company's response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we”, “us”, and “our” in the responses refer to the Company.

Form 10-K for the Year Ended September 30, 2012
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

We will address the Staff's comments above in future filings as applicable and have included our proposed revisions in our responses below.

Management's Discussion and Analysis
Results of Continuing Operations, page 30

2.
We note your response to comment two of our letter dated April 1, 2013. We continue to have difficulty understanding the nature of the discrete tax matter that resulted in a $40 million benefit from income taxes during the year ended September 30, 2012. Please provide us with a comprehensive explanation of the discrete tax matter. Your explanation should include the following:

•	The nature of the specific uncertain tax position liability;

•	The specific events that occurred in fiscal 2012 which gave you the opportunity to elect a more preferable tax treatment and resulted in a change in tax methodology;

•	The new information that impacted your evaluation of the uncertain tax position liability; and

Securities and Exchange Commission
April 26, 2013

•	A description of the tax planning that you referred to in your response to comment two of our letter dated March 8, 2013.

We also continue to believe that you should expand your disclosures to provide additional clarity as to the nature of this discrete tax matter.

In future filings beginning with the Company's Form 10-Q for the quarter ended March 31, 2013, we will include disclosure similar to the following, as applicable:

“The tax benefit recognized during fiscal 2012 related primarily to our release of the estimated liability for previously uncertain tax positions. Beginning on October 1, 2011, the Company entered into a '90-day window' during which the IRS allows taxpayers under continuous examination to elect different tax treatment for issues not under examination. The Company filed appropriate forms with the IRS in October 2011 to adopt a different tax method associated with the timing of various deductions and capitalized costs. The Company's adoption of a different tax treatment also removed the ability for the IRS to make adjustments to these positions in prior years (known as “audit protection”). Therefore, the change in tax treatment of these deductions provided certainty that allowed the Company to release uncertain tax positions and the associated unrecognized tax benefits in the quarter ended December 31, 2011.”

Financial Statements
Notes to the Financial Statements
Note 12. Stockholders' Equity, page 66

3.
We note your response to comment five of our letter dated April 1, 2013. Your disclosures on page 66 indicate that the prepaid stock purchase grants will convert to common stock based on the applicable settlement factor. For example, the applicable settlement factor for the 2012 prepaid stock purchase grants is between 1.40746 shares per unit and 1.72414 shares per unit. Please tell us if there are any circumstances in which a minimum number of shares of common stock based on the low end of the applicable settlement factor range would not be issued pursuant to the prepaid stock purchase grant agreements.

The only situation in which a minimum number of shares of common stock based on the low end of the applicable settlement factor range would not be issued is in the event of a Fundamental Change of the Company as defined in the Purchase Contract Agreement (such as in the event of the acquisition of the Company). In this case, the holders of the PSPs may elect an early settlement of the units which would result in the units being converted at a settlement factor below the 1.40746 shares per unit.

4.
You indicate that you have different classes of common stock and that the prepaid stock purchase grants will be settled in shares of common stock which are not entitled to participate in earnings. In this regard, please address the following:

•	Please provide us with a description of each different class of common stock as well as tell us whether any shares are currently outstanding of each class;

•	Please explain to us the differences in the rights and privileges of each class; and

•	Please provide the disclosures called for by Rule 5-02.29 of Regulation S-X and ASC 505-10-50-3 regarding your different classes of common stock.

In articulating the response to the Staff's prior comment, we indicated that we may have two classes of common stock. To clarify, there is only one class of common stock outstanding. Upon settlement of the PSPs, there will only be one class of common stock outstanding.

Securities and Exchange Commission
April 26, 2013

Our previous response regarding two classes of common stock was meant to articulate one acceptable view for excluding the shares subject to the PSPs from basic EPS. To clarify this acceptable view, if the Company included the minimum amount of shares that will be issued upon settlement of the PSPs as if they were outstanding in the calculation of Basic EPS in accordance with ASC 260-10-45-13, the weighted average number of shares included in the denominator of basic EPS would include two hypothetical classes of shares: one class currently entitled to earnings of the Company (the shares of common stock that are currently outstanding); the other hypothetical class represents the shares to be issued for no consideration to the PSP holders. The shares to be issued to the PSP holders do not include rights to participate in earnings of the Company prior to settlement of the PSP (i.e., no dividend rights).

This view would consider the fact that the Company will receive little or no additional consideration for shares issued upon settlement of the PSPs and that it is only a matter of time before the issuance occurs (i.e., no remaining contingencies to be resolved). Based on that assumption and per the Basic EPS guidance of ASC 260-10-45, the minimum shares under the PSPs could be considered issued common shares (same as other outstanding shares) and be included in the Company's determination of the weighted-average shares outstanding for the Basic EPS calculation.

However, since the holders of the PSPs are not entitled to receive dividends prior to the settlement of the PSPs, the denominator of Basic EPS would include two hypothetical classes of shares.  One class that is entitled to dividends (the shares that are already outstanding) and the other class that gets no dividend participation prior to issuance/settlement of the PSP (those subject to the PSPs).  Accordingly, under this view the entity should apply the two-class method as prescribed by ASC 260-10-45. In applying this two-class method, the shares to be issued upon settlement of the PSPs would have no earnings allocated to them in the calculation of Basic EPS since they have no current rights to distributions and do not share in the earnings/losses of the Company and their inclusion would result in the dilution of basic EPS.

While the viewpoint articulated above may be acceptable, our view is that the guidance in ASC 260-10-45-13 is meant to apply only to founders shares or to shares issued for goods and services already delivered (vested), unless those shares have current rights to participate in dividends. Although the shares subject to the PSPs will be issued for little or no consideration in the future, this is only because consideration has already been received, and therefore they should not be included in the determination of basic EPS because they are not issued and they do not currently have rights to participate in dividends.
Finally, due to the fact that the Company has been in a loss position for the last few fiscal years, including the shares subject to the PSPs in basic EPS would have decreased the loss per outstanding share of common stock.

In addition to the basic EPS considerations and as communicated in our previous response, we do believe the shares should be considered in the calculation of diluted EPS (to the extent the impact is not anti-dilutive).

5.
The Form 8-K filed on July 16, 2012 appears to include the 2012 prepaid stock purchase grant agreements. Please tell us where a description is provided of the class of common stock to be issued pursuant to these agreements.

As described in Section 4.01 of Exhibit 4.1 to our July 16, 2012 Form 8-K, “each Purchase Contract obligates the Company to deliver, on the Mandatory Settlement Date, a number of shares of Common Stock…” Common stock is defined on page 3 (under section 1.01) as “the common stock, par value $0.001 per share, of the Company as it existed on the date of this Agreement…”

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Securities and Exchange Commission
April 26, 2013

In preparing our responses to the Staff's comments, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	the Staff's comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding our responses to the Staff's comments to me at (770) 829-3700.

Sincerely,

/s/ Robert L. Salomon
Robert L. Salomon
Executive Vice President and Chief Financial Officer